March 23, 2016

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Synopsys, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2015

Filed December 14, 2015

File No. 000-19807

Dear Mr. Krikorian:

On behalf of Synopsys, Inc. (“Synopsys” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 9, 2016, with respect to the periodic report referenced above.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Income Taxes, page 75

1.	Please clarify the nature of the $33 million reconciling item relating to “integration of acquired technologies.” Considering the significance of this item to your income taxes, please tell us what consideration was given to providing additional disclosure surrounding the line item. Further, we note your disclosure on page 78 that in the third quarter of fiscal 2015, the company reached final settlement with the Examination Division of the IRS on the integration of acquired technologies for fiscal 2015. Please tell us if this exposure was considered in your unrecognized tax benefits and indicate the factors you considered in making this determination. Tell us how you expect the integration of acquired technologies to impact your effective tax rate in the future and what consideration you gave to disclosing these factors, including any uncertainties with respect to the positions you have taken.

Mr. Stephen Krikorian

March 23, 2016

As part of our tax planning and transfer pricing practices, the Company regularly transfers intangible assets among various Company-controlled entities in different countries. Generally, these intangible assets result from the acquisition of technology by a Company-controlled entity as part of a business or asset acquisition. The tax effect of these intangible asset transfers varies from year to year depending upon the jurisdiction of the Company-controlled entity acquiring the technology, the amount of intangible assets acquired, and the timing of integrating such acquired technology into the Company’s general transfer pricing policies.

We account for the tax effect of these transfers under ASC 740-10-25-3. Typically, the tax effect of these transfers has not been material in any particular year. In November 2014, the Company transferred a large amount of intangible assets resulting primarily from integrating the acquired technology from several recent and older U.S. acquisitions to controlled entities outside the U.S. While the transfers were routine, the resulting tax impact in fiscal 2015 was greater than 5% of the tax on income before taxes computed at the U.S. statutory tax rate. Therefore, we disclosed this integration of technologies event separately as an item in the rate reconciliation table in the Income Taxes footnote of our consolidated financial statements.

After considering the materiality of the tax effect of integrating these acquired technologies, we provided additional disclosure in two distinct sections of the Management’s Discussion and Analysis of Financial Condition and Results of Operations. First, in the “Fiscal 2015 Financial Performance Summary” (on page 27), we indicated that the higher provision for income taxes resulted primarily from the integration of acquired technologies. Second, in the “Income Taxes” section (on page 37), we indicated that the effective tax rate for fiscal 2015 included, among other things, the $33 million tax expense resulting from the integration of acquired technologies. We also discussed the impact of intercompany transfer pricing more generally on our effective tax rate in the Risk Factors section of our Annual Report on Form 10-K (page 15). Consequently, we determined that our tax disclosures were adequate.

As we account for the transfer of assets over five years, pursuant to ASC 740-10-25-3(e), it is likely that these intercompany intangible asset transfers will again, in the future, be material to the Company’s overall tax provision. While we consider our disclosures adequate, we will add the disclosure below to the Income Taxes footnote in our Annual Report on Form 10-K for the fiscal year ending October 29, 2016:

“The integration of acquired technologies represents the income tax effect resulting from the transfer of certain intangible assets among company-controlled entities. The income tax effect is generally recognized over five years. These intangible assets generally result from the acquisition of technology by a company-controlled entity as part of a business or asset acquisition. The tax impact of the integration of acquired technologies in fiscal 2016 was $XX million compared to $33 million in fiscal 2015 and $4.7 million in fiscal 2014. The tax impact in fiscal 2016 and fiscal 2015 was higher compared to fiscal 2014 due to the higher value of the intangible assets that were transferred to certain wholly owned foreign subsidiaries in November 2014.”

We participate in the Compliance Assurance Process program with the Internal Revenue Service (“IRS”) where we work collaboratively with the IRS to identify and resolve potential tax issues before the tax return is filed each year. As a result, in our third quarter of fiscal 2015, we reached final settlement with the Examination Division of the IRS with regard to the tax effect of the

Mr. Stephen Krikorian

March 23, 2016

fiscal 2015 integration of acquired technologies. Accordingly, there were no unrecognized U.S. tax benefits as of the end of fiscal 2015 with respect to the fiscal 2015 integration of acquired technologies. We disclosed these facts in the Income Taxes footnote on page 78 of our Annual Report on Form 10-K.

***

As requested in the Staff’s letter, the Company acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or need additional information, please contact the undersigned at (650) 584-2632, or Erika Varga McEnroe, Vice President, Deputy General Counsel, at (650) 584-4241.

Very truly yours,

/s/ TRAC PHAM

Trac Pham
Chief Financial Officer

cc Erika Varga McEnroe, Vice President, Deputy General Counsel